SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2013
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON DECEMBER 23TH, 2013

DATE, TIME AND PLACE: On December 23th, 2013, at 3:00 pm, at the head offices of TIM Participações S.A. (“Company”), located in the City and State of Rio de Janeiro.

PRESENCE: The Company’s Board of Directors meeting was held at the date, time and place above mentioned, in the presence of Messrs. Adhemar Gabriel Bahadian, Francesca Petralia, Franco Bertone, Manoel Horacio Francisco da Silva, Oscar Cicchetti and Rodrigo Modesto de Abreu, by means of audio conference, as provided in paragraph 2, Section 25 of the Company’s By-laws. Justified absence of Messrs. Maílson Ferreira da Nóbrega, Patrizio Graziani and Piergiorgio Peluso. The meeting was also attended by Mr. Jaques Horn, Legal Officer and Secretary.

BOARD: Mr. Franco Bertone – Chairman and Mr. Jaques Horn – Secretary.

AGENDA: (1) To approve the Internal Rules of the Statutory Audit Committee; and (2) To approve the Related Parties Policy of the Company and its subsidiaries.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, by unanimous decision of the presents and with the abstention of the legally restricted, registered their decisions, as follows:

(1) The Board of Directors approved the Internal Rules of the Statutory Audit Committee, in accordance with the proposed text and with the copy filed at the Company’s head offices;

(2) The Board of Directors approved the Related Parties Policy of the Company and its subsidiaries, in accordance with the proposed text and with the copy filed at the Company’s head offices. The rules of that policy are in force from this date and the policy must be disclosure to all areas of the Company and its subsidiaries.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Francesca Petralia, Franco Bertone, Manoel Horacio Francisco da Silva, Oscar Cicchetti and Rodrigo Modesto de Abreu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro, December 23th, 2013.

JAQUES HORN
Secretary and Legal Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date:December 23, 2013	By:	/s/ Rogerio Tostes

Name: Rogerio Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.